                                   FORM 11-K

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



[X] ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:                   September 30, 1995
                                        -----------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from                         to
                               -----------------------    ---------------------

Commission file number:  0-15056
                         -------


         CommNet Cellular Inc. Employee Stock Ownership Plan and Trust
         -------------------------------------------------------------
                           (Full title of the plan)


                             CommNet Cellular Inc.

         -------------------------------------------------------------
             (Issuer of the securities held pursuant to the plan)


                          8350 East Crescent Parkway
                                   Suite 400
                              Englewood, Colorado
                                     80111
          ----------------------------------------------------------
                    (Address of principal executive office)

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   CommNet Cellular Inc. Employee Stock Ownership Plan and Trust



March 11, 1996      By:  /s/ Daniel P. Dwyer
--------------      ------------------------------------------------------------
Date                Signature

                    Daniel P. Dwyer
                    ------------------------------------------------------------
                    Print Name

                    Executive VP - CommNet Cellular Inc. - The Plan Sponsor
                    ------------------------------------------------------------
                    Title

                                        Financial Statements

                                       CommNet Cellular Inc.
                     Employee Stock Ownership Plan and Trust


                     Years ended September 30, 1995 and 1994
                         with Report of Independent Auditors

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                             Financial Statements


                    Years ended September 30, 1995 and 1994



                                   CONTENTS

Report of Independent Auditors...................................  1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.............  2
Statements of Changes in Net Assets Available for Plan Benefits..  3
Notes to Financial Statements....................................  4

Supplementary Information

Schedule of Assets Held for Investment Purposes..................  9
Schedule of Reportable Transactions.............................. 10

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                         Report of Independent Auditors

CommNet Cellular Inc. as Plan Administrator of the
 CommNet Cellular Inc. Employee Stock Ownership Plan and Trust

We have audited the accompanying statement of net assets available for plan benefits of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust as of September 30, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust for the year ended September 30, 1994, were audited by other auditors whose report dated January 27, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust at September 30, 1995, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.


                                    /s/ Ernst & Young LLP

                                        ERNST & YOUNG LLP

Denver, Colorado
February 16, 1996

      Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

              Statements of Net Assets Available for Plan Benefits




                                                          SEPTEMBER 30,
                                                        1995        1994
                                                     ----------------------
Cash                                                 $        2  $        2
Contribution receivable from CommNet Cellular Inc.
  (Note 3)                                              551,609     477,990
Investment in CommNet Cellular Inc. common stock,
  at fair value                                       2,040,150   1,437,700
                                                     ----------------------
Net assets available for plan benefits               $2,591,761  $1,915,692
                                                     ======================


See accompanying notes.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

        Statements of Changes in Net Assets Available for Plan Benefits



                                                        YEAR ENDED SEPTEMBER 30,
                                                           1995         1994
                                                        ------------------------
Additions:
  Contributions from CommNet Cellular Inc. (Note 3)     $  552,398   $  478,615
  Interest income                                                -            8
  Net unrealized and realized appreciation in the fair
    value of CommNet Cellular Inc. common stock            486,492      397,593
                                                        ------------------------
                                                         1,038,890      876,216

Deductions:
  Distributions to terminated participants                 362,821      341,322
                                                        ------------------------

Net increase                                               676,069      534,894

Net assets available for plan benefits at beginning
  of year                                                1,915,692    1,380,798
                                                        ------------------------
Net assets available for plan benefits at end of year   $2,591,761   $1,915,692
                                                        ========================


See accompanying notes.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                         Notes to Financial Statements

                               September 30, 1995


1. DESCRIPTION OF THE PLAN

The following description of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan for a more complete description.

GENERAL

The Plan is a defined contribution plan adopted effective October 1, 1988, to enable eligible participants to acquire shares in CommNet Cellular Inc. (the "Employer"). Anyone employed by the Employer on September 30, 1989, became a participant on October 1, 1988. Any employee who was not employed on September 30, 1989, is eligible to participate in the Plan as of the earlier of the October 1 or April 1 following the date on which the individual completes one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All assets of the Plan are held by Colorado National Bank (the "Trustee") in accordance with the Plan.

CONTRIBUTIONS

The Employer makes annual discretionary contributions to the Plan, as determined by its Board of Directors. Employer contributions may be made in cash or in shares of its common stock. Participants may not contribute to the Plan. Substantially all assets of the Plan are invested in common stock of the Employer.

VESTING

Each participant becomes vested in Employer contributions and earnings/(losses) on such contributions at the rate of 20 percent per year for each year of service by the participant. Full vesting occurs upon completion of five years of service, at normal retirement (age 65), death, or disability as defined in the Plan.

BENEFITS AND DISTRIBUTIONS

Upon retirement, death, or disability, unless the participant elects otherwise, and if the participant's vested benefits are greater than $3,500, distribution of benefits will begin not later than one year after the end of the plan year. In the event of termination of employment

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

for any reason other than retirement, disability, or death, unless the participant elects otherwise, and if the participant's vested benefits are greater than $3,500, distribution of vested benefits will begin not later than one year after the end of the fifth plan year following the plan year during which termination occurred. If the participant's vested benefits are $3,500 or less, vested benefits will be distributed in one lump-sum amount after the event causing the distribution or after the Plan year end, depending on the date of the event. Vested benefits are distributed in cash and/or Employer common stock and, unless the participant elects otherwise, distribution of vested benefits will be in equal annual installments over a period not longer than five years.

FORFEITURES

Upon termination of employment, the nonvested portion of a participant's account is forfeited and is subject to allocation to the remaining participants' accounts as an additional Employer contribution for the plan year in which the forfeiture occurs. The forfeiture is considered to have occurred on the earlier of the date on which there is a distribution of the entire vested portion of a participant's account, or on the last day of the plan year in which the participant has incurred five consecutive one-year breaks in service.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant by the Trustee. Each participant's account is adjusted annually for Employer contributions and allocated forfeitures based on the ratio each participant's eligible compensation bears to the total of all participants' eligible compensation for that plan year. Gains or losses on the Plan's investments, and other income or expenses of the Plan, are allocated to participants' accounts based on the ratio that each eligible participant's account bears to the total of all such accounts.

EXPENSES

All expenses incurred in the administration and management of the Plan have been or will be paid by the Employer and, accordingly, are not reflected in the Plan's financial statements.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION AND AMENDMENTS

Upon full or partial termination or upon complete discontinuance of contributions to the Plan by the Employer, which shall be deemed a termination, the account balances of all participants shall become 100 percent vested. Upon such termination of the Plan, the Plan assets can be completely distributed in cash or in kind, or can remain in the Plan to be distributed as benefits as if the Plan had not been terminated.

The Employer may amend the Plan at any time, provided that such action does not reduce a participant's account balance or benefits under the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investment in CommNet Cellular Inc. common stock is carried at fair value based on its quoted market price at the respective balance sheet dates.

CONTRIBUTIONS

Contributions are recorded by the Plan after the Board of Directors of the Employer approves the contribution for that plan year.

INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated May 10, 1990, that the Plan qualifies, in form, under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)



3. EMPLOYER CONTRIBUTION RECEIVABLE

The Employer's Board of Directors determined to contribute (in shares of its common stock, valued at its closing price at the Plan's year end) an amount equal to five percent of each participant's eligible compensation during the plan years 1995 and 1994. Accordingly, at September 30, 1995 and 1994, the Plan recorded a receivable from CommNet Cellular Inc. amounting to $551,609 and $477,990, respectively.

4. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with the financial reporting requirements of ERISA.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                             SEPTEMBER 30,
                                                          1995          1994
                                                       ------------------------
Net assets available for benefits per the financial
  statements                                           $2,591,761    $1,915,692
Amounts allocated to withdrawn participants              (347,573)     (261,932)
                                                       ------------------------
Net assets available for benefits per the Form 5500    $2,244,188    $1,653,760
                                                       ========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                          YEAR ENDED
                                                         SEPTEMBER 30,
                                                             1995
                                                         -------------
Benefits paid to participants per the financial
  statements                                              $  362,821
Add: Amounts allocated to withdrawn participants at
  September 30, 1994                                         347,573
Less: Amounts allocated to withdrawn participants at
  September 30, 1993                                        (261,932)
                                                          ----------
Benefits paid to participants per the Form 5500           $  448,462
                                                          ==========


                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment, but have not been paid, prior to September 30.

6. SUBSEQUENT EVENT

CommNet Cellular Inc.'s Board of Directors has approved a proposal to change the Plan's Trustee from Colorado National Bank to Bank One, Colorado, N.A. If consummated, the Plan's Trustee will be changed effective October 1, 1996.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                Schedule of Assets Held for Investment Purposes
                                   Item 27(A)

                               September 30, 1995
                                EIN:  84-0924904
                               Plan Number:  002


(A)                 (B)                               (C)            (D)            (E)
                                                  DESCRIPTION
                                                      OF          HISTORICAL      CURRENT
            IDENTITY OF ISSUE                     INVESTMENT         COST          VALUE
-----------------------------------------------------------------------------------------
* CommNet Cellular Inc. common stock              70,350 shares   $1,078,423     $2,040,150


* CommNet Cellular Inc. is a party-in-interest to the Plan.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                      Schedule of Reportable Transactions
                                   Item 27(D)

                         Year ended September 30, 1995
                                EIN:  84-0924904
                               Plan Number:  002

                                                                                                    CURRENT
                                                                                                   VALUE OF
                                                                                                   ASSET ON
  IDENTITY OF PARTY           DESCRIPTION OF                        PURCHASE        ORIGINAL      TRANSACTION
      INVOLVED                    ASSETS              SHARES         PRICE           COST            DATE
-------------------------------------------------------------------------------------------------------------
Category (i) - Individual transaction in excess of five percent of Plan assets
Employer (CommNet            CommNet Cellular
       Cellular Inc.)          Inc. common stock      20,953        $477,990       $      -        $      -

Category (iii) - Series of Securities Transactions
Terminated participants      CommNet Cellular
                               Inc. common stock      13,624               -        201,720         362,821

There were no category (ii) or (iv) reportable transactions during the 1995 Plan year.